Exhibit 99.1

iHuman Inc. Announces First Quarter 2026 Unaudited Financial Results

BEIJING, China, Jun. 29, 2026 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered knowledge and personal growth products, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights

•	Revenues were RMB182.5 million (US$26.5 million), compared with RMB210.4 million in the same period last year.
•	Gross profit was RMB122.0 million (US$17.7 million), compared with RMB143.8 million in the same period last year.
•	Operating loss was RMB10.1 million (US$1.5 million), compared with an operating income of RMB21.6 million in the same period last year.
•	Net income was RMB4.5 million (US$0.7 million), compared with RMB26.5 million in the same period last year.
•	Average total MAUs[1] for the first quarter were 23.62 million, compared with 26.51 million in the same period last year.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “In the first quarter of 2026, we continued to navigate a challenging operating environment with focus and resolve. While evolving demographic trends in China continued to create near-term pressure on our financial results in certain user segments, we remained committed to strengthening our foundation for long-term growth by optimizing our existing offerings, accelerating new product development, enhancing AI capabilities, and expanding our international presence. We believe these will further reinforce our competitive positioning and prepare iHuman for its next phase of growth.

As part of our AI strategy, we continue to expand the application of next-generation AI technologies across knowledge acquisition and personal development, enhancing our AI agent capabilities to enable more interactive, personalized, and emotionally engaging user experiences. During the quarter, our AI-native app Xiaomo Writing continued to evolve around the writing journey through Xiaoyudian, its core AI agent, which guides children in observing, thinking, and expressing themselves. Built on adaptive interaction and long-term personalized memory, Xiaoyudian continuously learns each user’s expression style, thinking patterns, and learning behaviors, enabling increasingly personalized support and encouragement over time. The app also features a dedicated parent-facing AI agent that translates learning progress into clear and actionable insights, helping parents better understand and participate in their children’s development. Unlike general-purpose AI learning tools, AI agents designed around specific learning objectives and long-term learner development are better equipped to understand context, build personalized knowledge over time, and provide targeted support. We believe this approach not only creates a differentiated product experience, but also positions us to build a scalable AI agent ecosystem that can extend across broader learning scenarios and wider age groups over time.

Beyond our product and AI innovation efforts, we implemented the acquisition of the businesses and assets related to All Knowledge and Perfect Lingo, marking an important milestone in expanding our product ecosystem, broadening our user reach across a wider range of ages and learning needs, and increasing our total addressable market. We believe these additions will further enhance the depth and diversity of our ecosystem, strengthen our AI innovation capabilities, and unlock exciting new opportunities to serve learners throughout every stage of their lifelong learning journeys. We are also delighted to welcome Mr. Teng Li as Co-Chief Executive Officer and Ms. Congyu Lin as Chief Strategy Officer. Their entrepreneurial vision, strategic insight, and extensive industry experience will strengthen our leadership team and help accelerate our next phase of innovation and growth.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

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Looking ahead, we believe our expanding product ecosystem, strengthening AI capabilities, and growing global user community will continue to reinforce iHuman’s long-term positioning and drive continued growth.”

Mr. Teng Li, Co-Chief Executive Officer of iHuman, stated, “I am excited to join iHuman at such an important stage of its development. All Knowledge and Perfect Lingo share iHuman’s longstanding commitment to leveraging technology, high-quality content, and thoughtful product design to create engaging and meaningful learning experiences. Through All Knowledge, we have built a vibrant community for knowledge discovery and lifelong learning, combining rich humanities content, AI literacy, and innovative learning tools to support intellectual exploration and continuous personal growth. Perfect Lingo is an AI-powered language learning platform that combines personalized learning with rich, real-world content, helping users across a broad range of ages and backgrounds build language proficiency. We see strong alignment in vision and values, as well as significant opportunities to build on each other’s strengths. By bringing together our complementary products, content assets, user communities, and AI capabilities, we believe we can create richer learning experiences, reach a broader range of users, and accelerate innovation and growth across our ecosystem. I look forward to working closely with the team as we continue building products that inspire curiosity, support lifelong learning, and create lasting value for our users.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “During the quarter, we remained focused on execution while continuing to invest in the key capabilities and strategic initiatives that we believe will support our long-term growth. As part of this strategy, we intentionally increased investments in new product exploration and development, AI capabilities, international market expansion, and targeted marketing initiatives designed to strengthen our long-term competitive position. We are prioritizing long-term value creation. While these investments impacted our near-term financial results, we believe they will enhance our innovation capabilities, broaden our growth opportunities, and create a stronger foundation for sustainable growth over the long-term.

Our existing IP portfolio continued to demonstrate enduring appeal among children and families. At Kunpeng Animation Studio, we further strengthened our original animation capabilities and continued expanding the Cosmicrew universe. Recently, we launched Little Cosmicrew, a new series centered on the childhood stories of the beloved Cosmicrew characters. By exploring the friendships, adventures, and formative experiences that shaped these characters before they became the heroes audiences know today, the series delivers a relatable and emotionally engaging viewing experience for young audiences, further deepening audience affinity and extending the long-term vitality of the Cosmicrew franchise.

Moving forward, we will continue investing in high-quality content development, AI-driven innovation, international expansion, and user engagement, while maintaining a thoughtful approach to capital allocation and investment efficiency. We believe these strategic investments will further strengthen our competitive position and create sustainable long-term value for our users and shareholders.”

First Quarter 2026 Unaudited Financial Results

Revenues

Revenues were RMB182.5 million (US$26.5 million), compared with RMB210.4 million in the same period last year. The decrease in revenues was primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs for the quarter were 23.62 million, compared with 26.51 million in the same period last year. The decrease in MAUs was primarily due to the decline in China’s newborn population.

Cost of Revenues

Cost of revenues was RMB60.5 million (US$8.8 million), compared with RMB66.7 million in the same period last year. The decline in cost of revenues was in line with the decrease in revenues.

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Gross Profit and Gross Margin

Gross profit was RMB122.0 million (US$17.7 million), compared with RMB143.8 million in the same period last year. Gross margin was 66.8%, compared with 68.3% in the same period last year.

Operating Expenses

Total operating expenses were RMB132.1 million (US$19.1 million), an increase of 8.1% from RMB122.2 million in the same period last year.

Research and development expenses were RMB56.5 million (US$8.2 million), compared with RMB55.4 million in the same period last year.

Sales and marketing expenses were RMB50.2 million (US$7.3 million), an increase of 21.6% from RMB41.3 million in the same period last year, primarily due to increased strategic spending on promotional activities and brand enhancement.

General and administrative expenses were RMB25.4 million (US$3.7 million), compared with RMB25.5 million in the same period last year.

Operating Income (Loss)

Operating loss was RMB10.1 million (US$1.5 million), compared with an operating income of RMB21.6 million in the same period last year.

Net Income

Net income was RMB4.5 million (US$0.7 million), compared with RMB26.5 million in the same period last year.

Basic and diluted net income per ADS were RMB0.09 (US$0.01) and RMB0.09 (US$0.01), respectively, compared with RMB0.51 and RMB0.49 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB208.1 million (US$30.2 million) as of March 31, 2026, compared with RMB219.9 million as of December 31, 2025.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were RMB1,099.9 million (US$159.5 million) as of March 31, 2026, compared with RMB1,151.1 million as of December 31, 2025. The decrease was primarily due to the payment of annual bonuses to employees in the first quarter.

Acquisition of Businesses and Assets

Following the execution of the asset transfer agreements announced on May 31, 2026, integration activities relating to the acquisitions of the businesses and assets of All Knowledge (全知识) and Perfect Lingo (万词王) (the “Acquisitions”) are progressing as planned. The acquisitions are expected to further expand the Company’s product ecosystem and user reach while strengthening its AI capabilities across broader learning scenarios. The total consideration consists of upfront payments of RMB67.0 million for All Knowledge and RMB27.0 million for Perfect Lingo, subject to potential purchase price adjustments. The purchase prices would be adjusted downward to RMB51.0 million for All Knowledge and RMB21.0 million for Perfect Lingo if certain material adverse events occur. In addition, the sellers may be entitled to contingent earn-out payments of up to RMB29.0 million for All Knowledge and RMB12.0 million for Perfect Lingo in cash, subject to the achievement of certain financial conditions over the next three years. The transaction pricing was supported by an independent third-party valuation prepared by a Big Four accounting firm. As previously disclosed, the Acquisitions constitute related party transactions due to common control between the sellers and the Company, and have been approved by the Company’s board of directors and audit committee.

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Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026, which was RMB6.8980 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income (loss), adjusted net income and adjusted diluted net income per ADS as operating income (loss), net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income (loss), adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered knowledge and personal growth products. Backed by 30 years of experience serving children and families, iHuman combines cutting-edge technologies, a distinctive edutainment philosophy, and high-quality original content to help users expand their horizons, unlock their potential, and foster personal growth. The Company has built a comprehensive product ecosystem spanning interactive digital applications, smart devices, consumer products, and a popular, award-winning animation division. By integrating AI, machine learning, AR/VR, 3D engines, and big data analytics with meticulously crafted content, iHuman delivers engaging and highly personalized experiences for users of all ages, helping them acquire knowledge, develop skills, and enhance their overall capabilities. Through its rapidly expanding international presence, iHuman is cultivating a vibrant global user community and extending the reach of its products, content, and proprietary IPs to families and users around the world.

For more information about iHuman, please visit: https://ir.ihuman.com/

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86-10-5780-6606

E-mail: ir@ihuman.com

Christensen Advisory

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: ihumangroup@christensencomms.com

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iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,151,120	356,478	51,678
Short-term investments	-	743,457	107,779
Accounts receivable, net	47,070	51,452	7,459
Inventories, net	21,388	27,828	4,034
Amounts due from related parties	4,314	3,340	484
Prepayments and other current assets	74,483	76,036	11,023
Total current assets	1,298,375	1,258,591	182,457
Non-current assets
Property and equipment, net	2,563	2,682	389
Intangible assets, net	17,634	17,103	2,479
Operating lease right-of-use assets	11,586	11,146	1,616
Long-term investment	26,333	26,333	3,817
Other non-current assets	11,864	11,509	1,669
Total non-current assets	69,980	68,773	9,970
Total assets	1,368,355	1,327,364	192,427

LIABILITIES
Current liabilities
Accounts payable	25,083	28,123	4,077
Deferred revenue and customer advances	219,913	208,085	30,166
Amounts due to related parties	1,066	2,397	347
Accrued expenses and other current liabilities	115,749	83,313	12,078
Dividend payable	-	35,477	5,143
Current operating lease liabilities	2,166	2,166	314
Total current liabilities	363,977	359,561	52,125
Non-current liabilities
Non-current operating lease liabilities	9,208	8,799	1,276
Total non-current liabilities	9,208	8,799	1,276
Total liabilities	373,185	368,360	53,401
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2025 and March 31, 2026; 125,122,382 Class A shares issued and 111,541,887 outstanding as of December 31, 2025; 125,122,382 Class A shares issued and 111,564,312 outstanding as of March 31, 2026; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2025 and March 31, 2026; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2025 and March 31, 2026)	186	186	27
Additional paid-in capital	960,641	960,720	139,275
Treasury stock	(43,483)	(43,483)	(6,304)
Statutory reserves	8,463	8,463	1,227
Accumulated other comprehensive income	16,134	10,770	1,561
Retained earnings	53,229	22,348	3,240
Total shareholders’ equity	995,170	959,004	139,026
Total liabilities and shareholders’ equity	1,368,355	1,327,364	192,427

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iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
Revenues	210,439	182,496	26,456
Cost of revenues	(66,663)	(60,520)	(8,774)

Gross profit	143,776	121,976	17,682

Operating expenses
Research and development expenses	(55,385)	(56,500)	(8,191)
Sales and marketing expenses	(41,255)	(50,175)	(7,274)
General and administrative expenses	(25,539)	(25,388)	(3,680)
Total operating expenses	(122,179)	(132,063)	(19,145)
Operating income (loss)	21,597	(10,087)	(1,463)
Other income, net	8,000	14,611	2,118
Income before income taxes	29,597	4,524	655
Income tax expenses	(3,079)	(8)	(1)
Net income	26,518	4,516	654

Net income per ADS:
- Basic	0.51	0.09	0.01
- Diluted	0.49	0.09	0.01

Weighted average number of ADSs:
- Basic	51,888,345	51,109,944	51,109,944
- Diluted	53,884,134	53,060,129	53,060,129

Total share-based compensation expenses included in:
Cost of revenues	8	3	0
Research and development expenses	110	32	5
Sales and marketing expenses	16	(15)	(2)
General and administrative expenses	104	28	4

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iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
Operating income (loss)	21,597	(10,087)	(1,463)
Share-based compensation expenses	238	48	7
Adjusted operating income (loss)	21,835	(10,039)	(1,456)

Net income	26,518	4,516	654
Share-based compensation expenses	238	48	7
Adjusted net income	26,756	4,564	661

Diluted net income per ADS	0.49	0.09	0.01
Impact of non-GAAP adjustments	0.01	0.00	0.00
Adjusted diluted net income per ADS	0.50	0.09	0.01

Weighted average number of ADSs – diluted	53,884,134	53,060,129	53,060,129
Weighted average number of ADSs – adjusted	53,884,134	53,060,129	53,060,129

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